UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-55779

NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2020

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Liberated Syndication Inc.
Full Name of Registrant

Former Name if Applicable

5001 Baum Blvd, Suite 770
Address of Principal Executive Office (Street and Number)

Pittsburgh, PA 15213
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

We could not timely file our Annual Report on Form 10-K for the year ended December 31, 2020 because of various tax related issues as described in our Current Report on Form 8-K filed on March 17, 2021, the contents of which is incorporated herein by reference. It was determined that those tax issues were material in nature and as a result the following financial statements could no longer be relied upon:

●
The Consolidated Balance Sheet as of December 31, 2019, the Consolidated Statement of Operations for the year ended December 31, 2019, the Statement of Stockholders’ Equity for the year ended December 31, 2019, and the Consolidated Statement of Cash Flows for the year ended December 31, 2019, all as presented in the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, as previously filed with the Securities and Exchange Commission on May 15, 2020;

●
The related interim financial statements and interim financial statements for the first three quarters of 2019 and 2020.

Prior to completing the Annual Report on Form 10-K for the year ended December 31, 2020, we must complete the restatement of the above referenced 2019 and 2020 financial statements. That restatement effort, in turn, requires completing tax error liability estimates for 2016 - 2018 and determining if those estimates materially affect the financials statements of those periods.

We have engaged external resources to support these efforts but does not yet have an estimated time frame for completion.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Heyse	412	621-0902
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☒
These reports were filed, but must be restated as noted in Part III above.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate a significant change in our results of operations from the corresponding period in the last fiscal year although a reasonable estimate of such results cannot currently be made due to such estimation being dependent upon the resolution of certain matters affecting periodic accruals reflected in our existing quarterly results for the first three quarters of 2019 as previously filed and related fourth quarter accruals.

Liberated Syndication, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2020		By:	/s/ Richard Heyse
Name: Richard Heyse
Title: Chief Financial Officer